FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

                                                                                                                             Santiago, June 7, 2018

                                                                                                                             Ger. Gen. N°35/2018

Mr. Joaquín Cortez H.

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’ Higgins N° 1449

Santiago

                                                                                                                 Ref.: Significant Event

Dear Sir:

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045 of the Financial Market Commission, duly authorized on behalf of Enel Chile S.A. (“Enel Chile” or the “Company”), I hereby inform you of the following significant event:

Today, June 07, 2018, Enel Chile S.A. has issued bonds pursuant to the Form F-3 Registration Statement of the Securities Act of 1933 of the United States of America, submitted to the U.S. Securities and Exchange Commission on May 30, 2018. The above-mentioned bond issuance is described in detail in a circular letter number 1,072 of this Financial Market Commission, which is attached to this letter.

Sincerely yours,

Nicola Cotugno

Chief Executive Officer

c.c.              Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                   Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

                   Bola de Valparaíso (Valparaíso Stock Exchange)

                   Banco Santander Chile

                   Depósito Central de Valores (Central Securities Depositary)

                   Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNIFICANT EVENT FORM

BOND ISSUANCE ABROAD

1.0                    IDENTIFICATION OF THE ISSUER

1.1 Corporate name	ENEL CHILE S.A.
1.2 Trading name
1.3 RUT identification number	76,536,353-5
1.4 Registration Number of in Securities Registry	1,139
1.5 Address	Santa Rosa 76, Santiago
1.6 Telephone number	+56 (2) 2353-4400
1.7 Activities and business

The purpose of the company is the exploration, development, operation, generation, distribution, transmission, transformation and/or sale of energy in Chile in any of its forms or natures, directly or through subsidiaries, as well as activities in telecommunications and provides engineering consultancy services. Its purpose shall also be to invest and manage its investments in subsidiaries and related companies which are electricity generation, transmission, distribution or commercialization companies or whose business activities are related to any of the following: (i) energy in any of its forms or of any nature, (ii) supply of public services or whose main input is energy, (iii) telecommunications and information technology and (iv) business intermediation via the Internet. Pursuant to its main purpose, the Company shall develop the following functions:

a.                        Promote, organize, set up, modify, dissolve or liquidate companies of any nature whose business activities are related to the ones of the Company.

b.                        Propose investment, financing and commercial policies to its subsidiary companies, as well as accounting systems and criteria that they should adhere to.

c.                        Supervise the management of its subsidiary companies.

d.                        Lend financial resources necessary for the development of business to its related and subsidiary companies, and furthermore, offer management, financial, commercial, technical and legal and audit consultancy services to its subsidiary companies and, in general, any kind of services deemed necessary to improve their performance.

In addition to its main purpose and always acting within the limits established by the Investment and Financing Policy approved by the Shareholders Meeting, the company may invest in:

1: The acquisition, exploitation, construction, rental, management, intermediation, commercialization and transfer of any kind of movable and immovable estate, be it directly or via subsidiary or related companies.

2: Any kind of financial assets, including shares, bonds and debentures, trade bills and, in general, any kind of transferable securities or contributions to companies, be it directly or via subsidiary or related companies.

More information related to this matter can be obtained from the Annual Report of Enel Chile S.A. available on the website www.enelchile.cl.

2.0                    THIS COMMUNICATION IS CARRIED IN ACCORDANCE WITH ARTICLES 9 AND 10, PARAGRAPH 2, UNDER SECURITIES MARKET LAW N°18,045, AND IS A SIGNIFICANT EVENT RELATED TO THE COMPANY, ITS BUSINESS, ITS PUBLIC OFFER SECURITIES AND/OR AND THEIR OFFER, AS RELEVANT.

3.0              CHARACTERISTICS OF THE ISSUANCE

3.1 Denomination of currency	U.S. Dollars
3.2 Currency of total issue	US$ 1,000 million
3.3 Bearer/to order
3.4 Series	One series with CUSIP 29278DAA3,
ISIN US29278DAA37
3.4.1 Amount of series	US$ 1,000 million
3.4.2 Number of bonds	Not applicable
3.4.3 Nominal value of bond	Minimum US$1,000 and in US$ 1,000 multiples above the minimum
3.4.4 Type of readjustment	Not applicable
3.4.5 Interest rate	4.875% coupon per year in US dollars With interest payable twice a year, and single bullet amortization on June 12, 2028.
3.4.6 Date of issuance	June 12, 2018.

3.4.7 For each series please fill in the development table:

The capital of the bond consists of a single payment (bullet) for the whole issuance, which will be paid on June 12, 2028. The bonds will accrue 4.875% interest per annum, calculated on a 360-day year, which will be paid in bi-annual installments on December 12 and June 12 of each year until maturity. The first payment of interest will be on December 12, 2018.

Interest payment	Amortization number	Date (MM/DD/YYYY)	Interest in US$ million	Amortization in US$ million	Total installment in US$ million	Balance capital in US$ million
0	0	06/12/2018		988	988	1,000
1	0	12/12/2018	24	0	24	1,000
2	0	06/12/2019	24	0	24	1,000
3	0	12/12/2019	24	0	24	1,000
4	0	06/12/2020	24	0	24	1,000
5	0	12/12/2020	24	0	24	1,000
6	0	06/12/2021	24	0	24	1,000
7	0	12/12/2021	24	0	24	1,000
8	0	06/12/2022	24	0	24	1,000
9	0	12/12/2022	24	0	24	1,000
10	0	06/12/2023	24	0	24	1,000
11	0	12/12/2023	24	0	24	1,000
12	0	06/12/2024	24	0	24	1,000
13	0	12/12/2024	24	0	24	1,000
14	0	06/12/2025	24	0	24	1,000
15	0	12/12/2025	24	0	24	1,000
16	0	06/12/2026	24	0	24	1,000
17	0	12/12/2026	24	0	24	1,000
18	0	06/12/2027	24	0	24	1,000
19	0	12/12/2027	24	0	24	1,000
20	1	06/12/2028	24	1,000	1,024	0

3.5 Guarantees	Yes	No X
3.5.1 Type and amount of guarantees	Not applicable
3.6 Extraordinary amortization	Yes	No X
3.6.1 Procedures and dates	Not applicable

4.0 OFFER	Public X	Private
5.0 COUNTRY OF ISSUANCE
5.1 Name	Bonds registered in the United States of America
5.2 Norms to obtain authorization to be listed

Public registration at the Securities and Exchange Commission of the United States of America pursuant to accelerated shelf registration (Form F-3 ASR), a Preliminary Prospectus Supplement and its subsequent Amendments via a Free Writing Prospectus (FWP).

6.0 PROVIDED INFORMATION

6.1 To future bond holders

Incorporated by reference in the Form F-3 Registration Statement Under the Securities Act of 1933 and the Preliminary Prospectus Supplement, which were both registered at the Securities and Exchange Commission on May 30, 2018 and whose copies were sent to the Financial Market Commission. The FWP will be sent to the Financial Market Commission and shall be attached as soon as it is available, including the amendments of the most recent Free Writing Prospectus (FWP).

6.2 To future representatives of bond holders

The same documents as those mentioned in point 6.1 above.

It is hereby established that the representative of the bond holders is Bank of New York Mellon.

7.0 ISSUANCE CONTRACT

7.1 General characteristics

The general characteristics of a Yankee Bond are: as a senior bond, not subordinate, without guarantees or financial covenants issued by companies with investment grade, registered with the U.S. Securities and Exchange Commission.

7.2 Rights and obligations of bond holders

Are rights and obligations for transactions of this nature, such as the timely payment of capital and interests and the payment of additional amounts as relevant, the right to demand an anticipated payment in case of non-compliance, the right to request information and other safeguards for bond holders, amongst others.

The bonds issued by Enel Chile S.A. constitute direct obligations, not guaranteed or subordinated by the issuing company. Bond holders can demand an early payment of all capital plus interests in certain cases in the case of non-compliance on part of Enel Chile S.A.

8.0 OTHER IMPORTANT INFORMATION

The bonds have been registered with the U.S. Securities and Exchange Commission (SEC) and with the New York Stock (“NYSE”).

The information (with the respective translation) referred to in letter a) of Number 4 of the Circular Letter Number 1,072 of the Financial Market Commission, as well as an authentic voided copy of the bond document, shall be sent to the Financial Market Commission and as soon as available within a reasonable period of time.

9.0 DECLARATION OF RESPONSIBILITY

The undersigned, in his capacity as the Chief Executive Officer of Enel Chile S.A (the Company), both domiciled at Avenida Santa Rosa 76, floor 17, Santiago, in order to comply with the circular letter Number 1,072 of the Financial Market Commission (CMF), hereby declares and confirms, under oath, that by means of this document and pursuant to his corresponding legal responsibility, the full and absolute veracity and authenticity of all the information presented by the Company to the CMF in this “Significant Event Form for the Issue of Bonds Abroad”, dated June 7, 2018.

Name:	Nicola Cotugno.
Title:	Chief Executive Officer.
Identification number:	25,476,277-6
Signature: /s/	Nicola Cotugno.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
--------------------------------------------------

Title: Chief Executive Officer

Date: June 8, 2018